Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Primoris Services Corporation (the “Company”) of our report dated February 24, 2020, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of the Company (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the changes in the method of accounting for leases and revenue recognition), appearing in the Annual Report on Form 10-K for the year ended December 31, 2019, and to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Moss Adams LLP

San Diego, California

September 1, 2020